Exhibit 99.1

A.P. Pharma Logo

News Release

       A.P. PHARMA REPORTS RECEIPT OF NOTICE FROM NASDAQ

REDWOOD CITY, Calif. (November 16, 2005) - A.P. Pharma, Inc. (NASDAQ NM: APPA), a specialty pharmaceutical company, today reported that on November 11, 2005, the Company was advised by the NASDAQ Listing Qualifications Department that NASDAQ is reviewing the Company's eligibility for continued listing on the NASDAQ National Market as the Company does not comply with the NASDAQ's minimum $10 million stockholders' equity requirement set forth in Marketplace Rule 4450(a)(3). To facilitate the review, the Company has been asked to provide on or before November 28, 2005 a specific plan and timeframe to achieve and sustain compliance with all NASDAQ National Market listing requirements.

The Company is currently evaluating a variety of financing alternatives, some of which could resolve the listing deficiency, and is planning to prepare the plan requested by NASDAQ. If the plan is not accepted by the NASDAQ or if the financing alternative selected by the Company does not resolve the listing deficiency, the Company is in compliance with the current listing standards of the NASDAQ Capital Market.

About A.P. Pharma
-----------------

A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer. Initial target areas of application for the Company's drug delivery technology include anti-nausea, pain management, inflammation and ophthalmic applications. The Company's product development programs are funded by the sale of common stock in June 2004, royalties from topical products currently marketed by pharmaceutical partners, proceeds from the divestitures of its cosmeceutical and analytical standards product lines and by fees it receives from collaborative partners. For further information visit the Company's web site at www.appharma.com.

Forward-looking Statements
--------------------------

Except for historical information, this news release contains certain forward-looking statements that involve risks and uncertainties including, among others, uncertainty associated with the Company's ability to satisfy Nasdaq listing requirements, timely development, approval, launch and acceptance of new products, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

Investor Relations Contacts:                Company Contact:
Lippert/Heilshorn & Associates	               Gordon Sangster
Zachary Bryant (zbryant@lhai.com)    Chief Financial Officer
Jody Cain (jcain@lhai.com)                    (650) 366-2626
Bruce Voss (bvoss@lhai.com)
(310) 691-7100